August 30, 1999



Diane Titus
Paralegal Specialist
U.S. Securities and Exchange Commission
Mail Stop 5-6
Washington, D.C. 20549-0506

RE:  UBS Private Investor Funds, Inc.
     File No. 811-7431

Dear Ms. Titus:

     On June 9, 1999, the UBS Private Investor Funds, Inc. (the "Fund") filed with the Securities and Exchange Commission an application for an order pursuant to Section 8(f) of the Investment Company Act of 1940 (the "Act") declaring that the Fund has ceased to be an investment company. By a letter dated July 28, 1999 to Lloyd Lipsett of our offices, you provided the staff's comments to the application. An amended application is being filed herewith to incorporate the staff's comments. In addition, listed below are the comments from your July 28, 1999 letter and the corresponding response.

1. In Item 22(a), applicant indicates that no expenses were incurred in connection with the merger. In Item 22(c), applicant states that UBS AG and Brinson Partners, Inc. assumed all of the expenses associated with the merger. Please amend your application to clarify this inconsistency.

Response: Comment Accepted

     See Item 22(a) of the amended application, which clarifies that none of the expenses incurred in connection with the merger were assumed by the Fund. UBS AG and Brinson Partners, Inc. assumed all of the expenses associated with the merger.

2. In Item 22(c), please explain the relationship between the applicant and Brinson Partners, Inc.

Response:      Comment Accepted

     See Item 22(d) of the amended application, which notes that, as a result of the merger of Swiss Bank Corporation and Union Bank of Switzerland (forming UBS AG), the Fund and Brinson Partners, Inc. became affiliates. Section 22(d) of the amended application also states that certain series of the Fund have merged into existing series of The Brinson Funds and that Brinson Partners, Inc. currently serves as the investment adviser to The Brinson Funds.

Thank you for your assistance. Should you have any questions, please do not hesitate to contact me at (617) 557-
8839.

Sincerely,

/s/ Christopher Short

Christopher Short


                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   WASHINGTON, D.C. 20549
                          Form N8-F

AMENDED APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                    INVESTMENT COMPANIES


I.   General Identifying Information

1. Reason fund is applying to deregister (check only one;):

     [ X] Merger

     [  ] Liquidation

     [  ] Abandonment of Registration
          (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

     [  ] Election of status as a Business Development
     Company
          (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form.)

2.   Name of Fund:  UBS Private Investor Funds, Inc. (the
     "Fund")
                    (including the following series: UBS
                    Bond Fund, UBS Value Equity Fund, UBS
                    International Equity Fund, UBS
                    Institutional International Equity Fund,
                    UBS Small Cap Fund, UBS Large Cap Growth
                    Fund, UBS High Yield Bond Fund and UBS
                    Real Estate Fund)

3.   Securities and Exchange Commission File No.: 811-07431

4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

     [  ] Initial Application [X]  Amendment
5.
     Address of Principal Executive Officer (include No. &
     Street, City, State, Zip Code):
                    200 Clarendon Street
                    Boston, Massachusetts 02116

6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                    Lloyd Lipsett
                    Chase Global Funds Services Company
                    73 Tremont Street
                    Boston, Massachusetts 02108
                    (617) 557-8826

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with Rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                    Susan Mosher
                    Investors Bank & Trust Company
                    200 Clarendon Street
                    Boston, Massachusetts 02116
                    (617) 330-6413


     NOTE: Once deregistered, a fund is still required to
          maintain and preserve   the records described in
          Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of Fund (check only one):

     [ X] Management company;

     [  ] Unit investment trust; or

     [  ] Face-amount certificate company

9.   Subclassification if the Fund is a management company
     (check only one):

     [ X] Open-end  [  ] Closed-end

10.  State law under which the Fund was organized or formed
     (e.g., Delaware, Massachusetts):
                    Maryland

11. Provide the name and address of each investment adviser of the Fund (including sub-advisers) during the last five years, even if the Fund's contracts with those advisers have been terminated:

          The Fund had not retained the services of an investment adviser as the Fund's series sought to attain their investment objectives by investing all of their investable assets in the corresponding series of another investment company in a master-feeder fund arrangement.
          Each master fund had retained the services of UBS A.G. as its investment adviser. UBS A.G. was formed on June 28, 1998 by the merger of Union Bank of Switzerland ("UBS") with Swiss Bank Corporation ("SBC"). Prior to the merger the master funds' investment adviser was the Union Bank of Switzerland. Certain of the master-funds had also retained sub-advisers. The chart below sets forth those master funds which had sub-advisers, the corresponding series of the Fund and the name of the sub-advisers prior to and after the merger of UBS and SBC.


          Corresponding
          Master Fund                        Series
     1. UBS High Yield Bond Portfolio        UBS High Yield Bond Fund
     2. UBS Large Cap Growth Portfolio       UBS Large Cap Growth Fund
     3. UBS Small Cap Portfolio              UBS Small Cap Fund
     4. UBS International Equity Portfolio   UBS International Equity Fund
     5. UBS International Equity Portfolio   UBS Institutional International
                                             Equity Fund
     6.  UBS Real Estate Portfolio           UBS Real Estate Fund


                  Sub-Adviser                 Sub-Adviser
          (before merger)               (after merger)
     1. UBS Asset Management         UBS Brinson, Inc. ("UBS Brinson")
     (New York), Inc. ("UBS AM")
     2. UBS AM                       UBS Brinson
     3. UBS AM                       UBS Brinson
     4. UBS International Investment UBS London
     London Limited ("UBS London")
     5.  UBS London                  UBS London
     6.  UBS AM                      UBS Brinson

     UBS A.G., Union Bank of Switzerland, UBS AM and UBS
Brinson are or were located at: 1345 Avenue of the Americas, New York, NY, 10105. UBS London is located at: Triton
Court, 14 Finsbury Square, London, England, EC2A 1PD.

12. Provide the name and address of each principal underwriter of the Fund during the last five years, even if the Fund's contracts with those underwriters have been terminated:

                    First Fund Distributors, Inc.
                    4455 Camelback Road
                    Phoenix, Arizona 85018

13.  If the Fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(es):

     (b)  Trustee's name(s) and address(es):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the Fund (e.g., an insurance company separate account)?

     [  ] Yes  [ X] No

     If Yes, for each UIT state:
          Name(s):

          File No.: 811-__________

          Business Address:

15. (a) Did the Fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

          [ X] Yes  [  ]      No

          If Yes, state the date on which the board vote took place:

                    October 20, 1998

          If No, explain:

     (b) Did the Fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment Registration?

          [X]  Yes  [  ] No

          If Yes, state the date on which the shareholder vote took place:

                    December 11, 1998

          If No, explain:


II.  Distributions to Shareholders

16. Has the Fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

     [X]  Yes  [  ] No

     (a) If Yes, list the date(s) on which the Fund made those distributions:

                    December 21, 1998

     (b)  Were the distributions made on the basis of net assets?

          [X]  Yes  [  ] No

     (c) Were the distributions made pro rata based on share ownership?

          [X]  Yes  [  ] No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:



     (e)  Liquidations only:
          Were any distributions to shareholders made in kind?

          [  ] Yes  [  ] No

               If Yes, indicate the percentage of Fund
          shares owned by affiliates, or any other affiliation of shareholders:

17.  Closed-end funds only:
     Has the Fund issued senior securities?

     [  ] Yes  [  ] No

     If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18. Has the Fund distributed all of its assets to the Fund's shareholders?

     [X]  Yes  [  ] No

     If No,
     (a) How many shareholders does the Fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the Fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

     [   ]     Yes  [X]  No

     If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the Fund have any assets as of the date this form is filed?
     (See question 18 above)

     [  ] Yes  [X]  No

     If Yes,
     (a) Describe the type and amount of each asset retained by the Fund as of the date this form is filed:

     (b)  Why has the Fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

          [  ] Yes  [  ] No

21. Does the Fund have any outstanding debts (other than face-amount certificates if the Fund is a face-amount certificate company) or any other liabilities?

     [  ] Yes  [X]  No


     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the Fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For
     Deregistration

22.       (a)  List the expenses incurred in connection with
          the Merger or     Liquidation:

          (i)  Legal expenses:     See Section 22(a)(iv) below.

          (ii) Accounting expenses:     See Section 22(a)(iv) below.

          (iii)     Other expenses (list and identify separately):
               See Section 22(a)(iv) below.

          (iv) Total expenses (sum of lines (i) - (iii) above): None of the expenses incurred in connection with the merger were assumed by the Fund.

     (b)  How were those expenses allocated?

          See Section 22(c) below.

     (c)  Who paid those expenses?

          UBS A.G. and Brinson Partners, Inc. assumed all of the expenses in connection with the reorganization.

     (d)  How did the Fund pay for unamortized expenses (if any)?

          UBS A.G. and Brinson Partners, Inc. assumed all of the expenses in connection with the reorganization. As a result of the merger of Swiss Bank Corporation and Union Bank of Switzerland (forming UBS A.G.), the Fund and Brinson Partners, Inc. became affiliates. Certain series of the Fund have merged into existing series of The Brinson Funds. Brinson Partners, Inc. currently serves as the investment adviser to The Brinson Funds.

23. Has the Fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

     [  ] Yes  [X]  No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24. Is the Fund a party to any litigation or administrative proceeding?
     [  ] Yes  [X]  No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the Fund in that litigation:

25. Is the Fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

     [  ] Yes  [X]  No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a)  State the name of the fund surviving the Merger:

                    The Brinson Funds

     (b) State the Investment Company Act file number of the fund surviving the Merger:
                    811-06637

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          The Applicant's proxy materials with respect to the reorganization of each series of the Fund into the corresponding series of The Brinson Funds was prepared according to Form N-14 and filed with the Securities and Exchange Commission on September 21, 1998. (File Nos. 333-63887, 333-63879, 333-
          63885, 333-63883, 333-63881 and 333-63869).

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                        VERIFICATION

      The undersigned states that (i) he or she has executed

this  amended  Form  N-8F application  for  an  order  under section 8(f) of the Investment Company Act of 1940 on behalf of  the UBS Private Investor Funds, Inc., (ii) he or she  is

the Secretary of UBS Private Investor Funds, Inc., and (iii)

all  actions  by directors, and any other body necessary  to authorize  the undersigned to execute and file this  amended

Form  N-8F application have been taken. The undersigned also states  that the facts set forth in this amended  Form  N-8F application  are true to the best of his or  her  knowledge,

information and belief.





                                   /s/ Susan Mosher
                                   Susan Mosher